Supplementary Material for Financial Results for the 3 months ended June 30, 2007 (Unconsolidated)

(Japan GAAP)
	FY 2004		FY 2005		FY 2006		FY 2007		FY 2008 Prospects
	6 mos. ended	12 mos. ended	6 mos. ended	12 mos. ended	6 mos. ended	12 mos. ended	6 mos. ended	12 mos. ended	6 mos. ending	12 mos. ending
	Sep. 30, 2003	March 31, 2004	Sep. 30, 2004	March 31, 2005	Sep. 30, 2005	March 31, 2006	Sep. 30, 2006	March 31, 2007	Sep. 30, 2007	March 31, 2008
Vehicle Production
(thousands of units)	1,682	3,558	1,802	3,749	1,798	3,863	2,004	4,185	2,050	4,280
Vehicle Sales (thousands of units)	1,720	3,625	1,805	3,787	1,808	3,895	2,048	4,256	2,050	4,310
Japan	830	1,765	838	1,805	806	1,769	781	1,659	770	1,720
Exports	890	1,860	967	1,982	1,002	2,126	1,267	2,597	1,280	2,590
North America	398	811	412	864	470	1,053	708	1,408	650	1,340
Europe	198	419	197	420	167	352	166	408	210	430
Asia	71	151	82	151	66	122	57	119	70	140
Latin America	28	61	38	78	46	82	52	104	50	100
Oceania	78	158	89	164	85	160	93	173	90	170
Africa	28	65	45	93	51	106	65	129	70	130
Middle East	86	188	99	203	114	244	124	250	140	280
Others	3	7	5	9	3	7	2	6
Net Sales (billions of yen)	4,302.1	8,963.7	4,459.7	9,218.3	4,664.0	10,191.8	5,470.3	11,571.8	5,600.0	11,700.0
Japan	1,667.5	3,593.1	1,723.0	3,654.9	1,671.7	3,679.8	1,655.6	3,582.4
Exports	2,634.5	5,370.5	2,736.7	5,563.4	2,992.2	6,511.9	3,814.6	7,989.3
Operating Income (billions of yen)	459.1	833.7	392.3	701.3	297.6	847.9	571.0	1,150.9	530.0	1,100.0
(Operating Income Ratio) (%)	(10.7)	(9.3)	(8.8)	(7.6)	(6.4)	(8.3)	(10.4)	(9.9)	(9.5)	(9.4)
Ordinary Income (billions of yen)	510.5	915.7	442.3	856.2	416.6	1,104.7	778.2	1,555.1	800.0	1,590.0
(Ordinary Income Ratio) (%)	(11.9)	(10.2)	(9.9)	(9.3)	(8.9)	(10.8)	(14.2)	(13.4)	(14.3)	(13.6)
Net Income (billions of yen)	338.0	581.4	263.7	529.3	283.6	765.9	525.8	1,060.1	560.0	1,130.0
(Net Income Ratio) (%)	(7.9)	(6.5)	(5.9)	(5.7)	(6.1)	(7.5)	(9.6)	(9.2)	(10.0)	(9.7)
Shareholders Return
Dividend Payout (billions of yen)	67.9	151.2	82.0	212.7	113.8	292.1	160.8	384.6
Dividend Per Share (yen)	20	45	25	65	35	90	50	120
Payout Ratio (%)	20.1	26.0	31.1	40.5	40.2	38.3	30.6	36.3
Value of shares canceled
(billions of yen)	-	-	-	-	-	-	-	-
Shareholder Return (%)	20.1	26.0	31.1	40.5	40.2	38.3	30.6	36.3
Value of shares repurchased
(billions of yen)	161.7	398.8	208.4	266.2	61.7	133.6	162.5	299.5			(Note 6)
Number of Outstanding Shares
(thousands)	3,609,997	3,609,997	3,609,997	3,609,997	3,609,997	3,609,997	3,609,997	3,609,997
Number of Employees	66,099	65,346	64,408	64,237	65,994	65,798	67,733	67,650			(Note 2)

(Note 1) 2Q = 1st Half - 1Q , 2nd Half = FY - 1st Half , 4Q = 2nd Half - 3Q
(Note 2) Part-time employees (i.e. seasonal workers) are counted in the figure, along with full-time employees.
(Note 3) Figures for depreciation and capital expenditures do not include vehicles in operating lease.
(Note 4) Excluding financial subsidiaries
(Note 5) Calculation: Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)
(Note 6) Calculation: (Dividend payout + Value of shares canceled) / Net income

Cautionary Statement with Respect to Forward-Looking Statements
This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:(i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound;(iii) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of future litigation and other legal proceedings;(v) political instability in the markets in which Toyota operates;(vi) Toyota’s ability to timely develop and achieve market acceptance of new products; and(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.